EXHIBIT B

CERTIFICATE OF SECRETARY
OF
BENNETT GROUP OF FUNDS
AND
BENNETT GROUP MASTER FUNDS

I, Timothy Augustin, Secretary of the above-referenced investment companies (each a “Trust” and together, the “Trusts”), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Trust (each a “Board” and together, the “Boards”), including a majority of the Trustees who are not “interested persons” of the Trust, as such term is defined in the Investment Company Act of 1940, at a meeting of the Trustees on June 21, 2012, and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that each Trust’s Board, including a majority of Trustees who are not “interested persons” (the “Independent Trustees”) of such investment company as defined by section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby determines that the fidelity bond (the “Fidelity Bond”) issued by National Union Fire Insurance Company of Pittsburgh, Pa. covering any officer employee of the “insureds,” as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in the amount of $250,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of each Trust and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by each Trust and the other named insureds; and

FURTHER RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which each Trust would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Trusts not been named as joint insureds in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and

FURTHER RESOLVED, that the Boards, including a majority of the Independent Trustees, hereby approve the Fidelity Bond and authorize the payment by each Trust of their share of an aggregate annual premium on the Fidelity Bond not to exceed $900, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and

FURTHER RESOLVED, that the Joint Fidelity Bond Agreement by and between the Trusts, substantially in the form as presented with this written consent, be, and hereby is, approved; and

FURTHER RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the proper officers of each Trust, be, and hereby are, authorized and directed to take such actions as may be necessary to obtain an increase in the amount of the Fidelity Bond coverage to comply with such requirements; and

FURTHER RESOLVED, that each Trust’s Secretary or designee, be, and each hereby is, designated as the person to make any filings and to give any notices on behalf of the Trusts required by paragraph (g) of Rule 17g-1.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 8th day of August, 2012.

/s/ Timothy Augustin
Timothy Augustin
Secretary